SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        --------------------------------

                                  SCHEDULE TO/A

                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 2)
                        --------------------------------

                          GLOBALNET FINANCIAL.COM, INC.
                       (Name of Subject Company (Issuer))

                           GLOBALNET ACQUISITIONS INC.
                               NEWMEDIA SPARK PLC
                      (Names of Filing Persons (Offerors))

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                 CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                     37937R
                      (CUSIP Number of Class of Securities)

                                 Joel D. Plasco
                              33 Glasshouse Street
                                 London W1B 5DG
                                 United Kingdom
                                +44.207.851.7777
           (Name, Address, and Telephone Numbers of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                 With a copy to:

                                David E. Schulman
                                 Brian M. McCall
                                2 Serjeants' Inn
                                     Dechert
                                 London EC4Y 1LT
                                 United Kingdom
                                +44 207.583.5353
                        --------------------------------



     [  ]  Check  the  box  if  the  filing   relates   solely  to   preliminary
communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]    third-party tender offer subject to Rule 14d-1.

[ ]    issuer tender offer subject to Rule 13e-4.

[ ]    going-private transaction subject to Rule 13e-3.

[ ]    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 2 (the "Amendment") supplements and, as so supplemented, amends the Tender Offer Statement originally filed on July 25, 2001 and amended by Amendment No. 1 filed on August 9, 2001 (as amended, the "Schedule TO") by GlobalNet Acquisitions Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of NewMedia SPARK plc, a public limited company organized under the laws of England and Wales ("Parent"), relating to the offer by Purchaser to purchase (i) all the outstanding shares of Common Stock, par value $.001 per share, including the rights to purchase the Series A Junior Participating Preferred Stock issued pursuant to the Rights Agreement (the "Rights Agreement"), dated as of July 19, 2001, by and between the Company (as defined below) and The Bank of New York, as Rights Agent (the "Common Shares"), and (ii) all the outstanding shares of Class A Common Stock, par value $.001 per share, including the rights to purchase the Series B Junior Participating Preferred Stock issued pursuant to the Rights Agreement (the "Class A Shares"), of GlobalNet Financial.com, Inc., a Delaware corporation (the "Company"), at a purchase price of $0.36 per Common Share and $0.036 per Class A Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 25, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal.

     All capitalized terms used in this Amendment without definition have the meanings attributed to them in the Schedule TO.

     The Items of the Schedule TO set forth below are hereby supplemented and, as so supplemented, amended as follows:

Item 12. Exhibits

     Item 12 is hereby amended and supplemented by adding the following exhibits:

     "(a)(5)(E) Letter, dated August 16, 2001, from Parent to AISoftw@re S.p.A.

     (a)(5)(F) Press release issued by Parent on August 16, 2001."

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                               GLOBALNET ACQUISITIONS INC.


                               By:       /s/ Joel D. Plasco
                                   -----------------------------------------
                                   Name:     Joel D. Plasco
                                   Title:    President




                               NEWMEDIA SPARK PLC


                               By:       /s/ Joel D. Plasco
                                   -----------------------------------------
                                   Name:     Joel D. Plasco
                                   Title:    Director



Dated: August 16, 2001

                                                               Exhibit (A)(5)(E)



                            [LOGO NewMedia SPARK plc]


August 16, 2001

AISoftw@re S.p.A.
Via C. Esterle, 9
Milan 20132
Italy
Attn: Prof. Francesco Gardin

Dear Prof. Gardin:

As you are aware and have confirmed in your recent Schedule 13D amendment filed with the Securities and Exchange Commission, AISoftw@re S.p.A. is obligated, under the terms of the 7 August 2001 agreement between GlobalNet Financial.com, Inc. and you, to tender all shares of GlobalNet common stock owned by you and your affiliates into the tender offer currently outstanding from GlobalNet Acquisitions Inc., a wholly-owned subsidiary of New Media SPARK plc, in the event that you and GlobalNet did not enter into a definitive agreement with respect to a superior transaction by 5.00 p.m., New York time yesterday. You also agreed and confirmed in your recent Schedule 13D amendment that New Media SPARK is a third party beneficiary of the obligation to tender shares described above.

Given that GlobalNet and you did not execute any definitive agreement with respect to a superior transaction by 5.00 p.m., New York time yesterday, we are writing to ask that you confirm to us in writing, by 5.00 p.m. today, when we may expect that that all relevant GlobalNet shares will be tendered by you and your affiliates. We would also appreciate hearing how many shares are involved in your tender. As a courtesy, we have enclosed for your information a form of a press release we propose to issue later today which confirms that you will be tendering your shares into the tender offer as required. Please note that we will be filing this letter with the SEC as part of an amendment to our current Schedule TO.

We look forward to your prompt confirmation.

Very truly yours,



Joel Plasco

For and on behalf of

NewMedia SPARK plc

cc:     Alberto Luzarraga
        Shearman & Sterling

                                                               Exhibit (A)(5)(F)



16 August 2001


AISoftw@re S.p.A. Becomes Obligated to Tender into New Media SPARK Offer for GlobalNet Financial.com


As previously announced on August 7, 2001, pursuant to the Non-Disclosure Agreement executed by GlobalNet Financial.com, Inc. ("GlobalNet") and AISoftw@re S.p.A. ("AISoftw@re") (a copy of which is attached to the amended Schedule 14D-9 filed by GlobalNet with the SEC on August 9, 2001), AISoftw@re is required to tender all shares owned by it or its affiliates into the tender offer currently being conducted by GlobalNet Acquisitions Inc., a wholly-owned subsidiary of New Media SPARK plc ("SPARK") if by 5:00pm U.S. Eastern Daylight Savings Time on 15th August 2001, AISoftw@re and GlobalNet had not entered into a definitive agreement for a superior transaction to SPARK's offer. GlobalNet confirmed to SPARK that no such agreement was entered into by such time. AISoftw@re owns 12.9% of GlobalNet's Common Stock, according to the amended Schedule 13D filed by AISoftw@re with the SEC.

SPARK has asked in a letter sent to AISoftw@re today that AISoftw@re confirm to SPARK on which day it will tender all shares owned by it or its affiliates into the SPARK tender offer in accordance with the terms of the Non-Disclosure Agreement. Under the terms of the Non-Disclosure Agreement, SPARK was explicitly named as a third party beneficiary of the obligation of AISoftw@re to so tender its and its affiliates shares. In addition GlobalNet has assigned its right of enforcement of the relevant clause under the Non-Disclosure Agreement to SPARK and has notified AISoftw@re of such assignment.

SPARK's tender offer for GlobalNet shares is scheduled to expire at 5:00 p.m. New York time on August 22, 2001, though SPARK has the right to extend the offer if it so chooses.

Joel Plasco, a Director of SPARK said "We are delighted to know that AISoftw@re will be tendering approximately 13% into our offer which brings us closer to meeting our minimum tender condition of 51%."

The Merger Agreement executed by SPARK, GlobalNet and GlobalNet Acquisitions remains in full force and effect. The SPARK tender offer for GlobalNet shares of $0.36 per common share and $0.036 per class A common share remains the only offer in place for GlobalNet, and the board of directors of GlobalNet has reconfirmed its recommendation and support of the SPARK offer and has reiterated its recommendation that the GlobalNet shareholders tender their shares into the SPARK offer. The GlobalNet Board has stated that it expects GlobalNet to run out of cash at some point during the current third quarter of 2001.

This release contains forward-looking statements, which are made pursuant to the safe-harbor provisions of the private securities litigation reform act of 1995. Expressions of future goals and similar expressions reflecting something other than historical fact are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. These forward-looking statements involve a number of risks and uncertainties, some of which are out of the control of GlobalNet and SPARK. Accordingly, actual results could differ materially from those discussed in this release. A wide variety of factors could cause or contribute to such differences and could adversely impact revenues, profitability, cash flows and capital needs. A more complete listing of cautionary statements and risk factors is contained in the company's report filed with the Securities and Exchange Commission. None of the companies undertakes any obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release.

Contacts:

Joel Plasco - NewMedia SPARK plc +44 (0)20 7851 7777